TSX: POM, AMEX: PLM
ADVANCING TO PRODUCTION	2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-08

POLYMET ENGAGES NORTHMET ENGINEERING CONTRACTOR

Vancouver, British Columbia, March 15, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet”) is pleased to report that it has engaged URS Corporation (URS) of Denver, Colorado as lead contractor for the Engineering, Procurement and Construction Management (EPCM) of its 100%-owned NorthMet project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

URS is one of the largest multi-discipline engineering companies in North America. Its mining group is based in Denver, where the bulk of the engineering will be completed. It also has an office in Minneapolis, Minnesota which will provide an important base for project execution. The NorthMet office complex at the Erie Plant, acquired from Cleveland Cliffs, Inc., will house the engineering and construction groups when the project moves to site.

PolyMet will benefit from URS’ international purchasing group as well as its project control systems that will provide cost and schedule monitoring for PolyMet and the project finance lenders.

The Definitive Feasibility Study by Bateman Engineering Pty Ltd in Australia (“Bateman”) demonstrates the technical and economically viability of the NorthMet project. The preliminary results of the DFS were reported in September 2006 and subsequently summarized in a Technical Report under National Instrument 43-101 filed on SEDAR.

It is planned that Bateman will continue as Owner’s Engineer and the DFS team will remain intact as the Process Design group. To optimize the construction phase of the project, which will commence upon receipt of operating permits anticipated in October 2008, Bateman has commenced developing detailed process packages in conjunction with the completion of the DFS. Bateman and URS have entered into Memoranda of Understanding with PolyMet defining their respective scopes of work and responsibilities and have commenced work on detailed engineering.

Construction of NorthMet will be made up of four major components:

1.	Refurbishment of the existing Erie Plant facilities

2.	Construction of a new hydrometallurgical plant

3.	Construction of the mine and reactivation of some existing mine infrastructure

4.	Implementation of environmental safeguards.

PolyMet plans to maximize the use of local Minnesota firms and construction labor.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet is finalizing its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”

William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex Macdougall
Executive Vice President	Macdougall Consultants Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.